SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 2, 2024
KT Corporation

By:	/s/ Youngkyoon Yun
Name: Youngkyoon Yun
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

KT Corporation 2024 Q2 Earnings Release Conference Call

1. Date and Location	Date	August 9, 2024 at 15:00 (KST)
	Location	-

2. Participants		Analysts and Institutional Investors

3. Purpose		2024 Q2 Earnings Release

4. Method		Conference Call

5. Agenda		Earnings results for 2024 Q2, Q&A Session

6. Date of Decision		August 2, 2024

7. IR Material	Upload Date	August 9, 2024
	Website	http://corp.kt.com

8. Additional Details Relevant to Investment Consideration		- Relevant materials will be uploaded on KT’s IR website. - The conference call will be webcasted live on the KT Website.